A Special Meeting of Shareholders of the Quaker Capital Opportunities Fund (the "Fund") was held on October 9, 2012 to vote on the proposal to approve the liquidation of the assets and dissolution of the Fund. There were present, either in person or by proxy, the holders of 337,460 shares or 64.08% of the stock. The results of the vote are the following:

                          Shares    % of Total Shares     % of Outstanding Shares
                                                       Voted                                   Voted

For                 213,242            63.19%                                 40.49%
Against         112,506            33.34%                                 21.36%
Abstain           11,712               3.47%                                   2.22%